FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2024

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated October 10, 2024

Item 1

Banco Santander, S.A. (the “Bank” or “Banco Santander”), in compliance with the Securities Market legislation, hereby communicates the following:

OTHER RELEVANT INFORMATION

Reference is made to our notice of inside information of 27 August 2024 (official registry number 2371) (the “Buy-back Commencement Communication”), relating to the buyback programme of own shares (the “Buy-back Programme”) approved by the Board of Directors of Banco Santander.

Pursuant to article 5 of Regulation (EU) no. 596/2014 on Market Abuse of 16 April 2014, and articles 2.2 and 2.3 of Commission Delegated Regulation (EU) 2016/1052, of 8 March 2016, the Bank informs of the transactions carried out over its own shares between 3 and 9 October 2024 (both inclusive).

The cash amount of the shares purchased to 9 October 2024 as a result of the execution of the Buy-back Programme amounts to 583,260,142 Euros, which represents approximately 38.2% of the maximum investment amount of the Buy-back Programme. The programme was announced together with its other characteristics through the Buy-back Commencement Communication.

Date	Security	Transaction	Trading venue	Number of shares	Weighted average price (€)
03/10/2024	SAN	Purchase	XMAD	4,599,422	4.4079
03/10/2024	SAN	Purchase	CEUX	1,287,528	4.4131
03/10/2024	SAN	Purchase	TQEX	195,934	4.4133
03/10/2024	SAN	Purchase	AQEU	417,116	4.4096
04/10/2024	SAN	Purchase	XMAD	2,096,351	4.4587
04/10/2024	SAN	Purchase	CEUX	607,112	4.4654
04/10/2024	SAN	Purchase	TQEX	78,653	4.4655
04/10/2024	SAN	Purchase	AQEU	217,884	4.4735
07/10/2024	SAN	Purchase	XMAD	1,992,815	4.5444
07/10/2024	SAN	Purchase	CEUX	668,813	4.5395
07/10/2024	SAN	Purchase	TQEX	79,606	4.5373
07/10/2024	SAN	Purchase	AQEU	158,766	4.5403
08/10/2024	SAN	Purchase	XMAD	1,386,286	4.5419
08/10/2024	SAN	Purchase	CEUX	438,603	4.5562
08/10/2024	SAN	Purchase	TQEX	75,496	4.5583
08/10/2024	SAN	Purchase	AQEU	99,615	4.5568
09/10/2024	SAN	Purchase	XMAD	1,398,815	4.5148
09/10/2024	SAN	Purchase	CEUX	545,872	4.5175
09/10/2024	SAN	Purchase	TQEX	81,881	4.5275
09/10/2024	SAN	Purchase	AQEU	273,432	4.5186
			TOTAL	16,700,000

Issuer name: Banco Santander, S.A. - LEI 5493006QMFDDMYWIAM13

Reference of the financial instrument: ordinary shares - Code ISIN ES0113900J37

Detailed information of the transactions carried out within the referred period is attached as Annex I.

Boadilla del Monte (Madrid), 10 October 2024

ANNEX I

Detailed information on each of the transactions carried out within the context of the Buy-back Programme between 03/10/2024 and 09/10/2024 (both inclusive)

(https://www.santander.com/content/dam/santander-com/es/documentos/cumplimiento/do-anexo-i-03-a-09-oct-2024.pdf)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	October 10, 2024	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Regulatory Compliance